52 Edison Court
Monsey, NY 10952
E:	info@gisser.com
W:	www.gisser.com
P:	845.356.8008
F:	845.356.8118

September 8, 2008

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Responses to Comments for: Gisser Automotive Concepts, Inc. Registration Statement on Form SB-2, Amendment No. 6 Comments Received September 5, 2008 File No. 333-145181

Dear Mr. Humphrey,

We have received your comments dated September 5, 2008 both by fax and via our Securities Counsel. Thank you again for your review of our submission by your agency.

In the following pages we have listed the responses to each of your comments and if applicable, have highlighted as redline the edits that we have added or changed for easier tracking in our S-1/A. We have labeled this as Amendment No. 6 to our Registration Statement.

Please also consider again an expedited review since these updated financials for the years ended April 30, 2008 and 2007 will only be useable, as stated in your Comment 18, through September 11, 2008. We hope that our disclosures are finally acceptable.

Also enclosed are documents to clarify our responses to certain comments as noted.

I may be reached at the phone number or address above.

Thank you again for your assistance.

Sincerely,
Daryl K. Gisser
President, GAC

Dilution, page 16

1. The requested revisions have been amended and highlighted in the updated filing.

Audited Financial Statements (Years Ended April 30, 2008 and 2007)

Statements of Operations, page F-3

2. The requested revisions have been amended and highlighted in the updated financial statement as Note I. Additionally; we were advised by phone in our last discussion with the SEC to set a value to the shares. The last sale price was $3.50 and was therefore used for these shares. A more detailed calculation is available for your review in the attached document: “GAC-Common Stock Issued 4-30-08 for Employee Benefits, Unpaid Salary & Loans”. The dividends were 47,143 x $3.50 = $165,000 rather than the previous erroneous figure of $55,000.

3. The requested revisions have been amended and highlighted in the updated filing.

4.  The requested revisions have been amended and highlighted in the updated filing.

5. The requested revisions have been amended and highlighted in the updated filing and financial statements.

The value of all the common stock for the three years was $3.50 since that was the last selling price.
Our calculations are in yellow highlights towards the bottom of the page. The actual value of what was booked was the full stock value of the $3.50.

Please refer to the documents previously sent but elaborated upon here for further clarification on how we computed the balance of common stock to be issued for the years ended April 30, 2006, April 30, 2007 and April 30, 2008. All formulas are designed into the spreadsheets to calculate the number and value of the shares using the last selling price.

“for options” Documents:

“GAC-OPTIONS DUE as of 4-30-06”
“GAC-OPTIONS DUE as of 4-30-07”
“GAC-OPTIONS DUE as of 4-30-08”

“for other reasons” Documents:

“GAC-Common Stock Issued 4-30-06 for Employee Benefits, Unpaid Salary & Loans”
“GAC-Common Stock Issued 4-30-07 for Employee Benefits, Unpaid Salary & Loans”
“GAC-Common Stock Issued 4-30-08 for Employee Benefits, Unpaid Salary & Loans”

The following General Journal Entries have been recorded on the books of Gisser Automotive Concepts with the related expenses at the dates noted for COMMON STOCK TO BE ISSUED:

April 30, 2006	DEBIT	CREDIT	MEMO

GAC-249			To record common stock earned but not yet issued
SALARY BONUS EXPENSE	700,000.00
LOAN BONUS EXPENSE	525,000.00
COMMON STOCK TO BE ISSUED		1,225,000.00

GAC-250
OPTION EXPENSE	605,000.00		To record options earned but not yet exercised
COMMON STOCK TO BE ISSUED		605,000.00

April 30, 2007	DEBIT	CREDIT	MEMO

GAC-251			To record common stock earned but not yet issued
SALARY BONUS EXPENSE	700,000.00
LOAN BONUS EXPENSE	525,000.00
COMMON STOCK TO BE ISSUED		1,225,000.00

GAC-252
OPTION EXPENSE	192,500.00		To record options earned but not yet exercised
COMMON STOCK TO BE ISSUED		192,500.00

April 30, 2008	DEBIT	CREDIT	MEMO

GAC-253			To record common stock earned but not yet issued
SALARY BONUS EXPENSE	700,000.00
LOAN BONUS EXPENSE	525,000.00
COMMON STOCK TO BE ISSUED		1,225,000.00

GAC-254
OPTION EXPENSE	1,176,000.00		To record options earned but not yet exercised
COMMON STOCK TO BE ISSUED		1,176,000.00

6. The requested revisions have been amended and highlighted in the updated financial statements.

Statement of Cash Flows, page F-4

7.  The requested revisions have been amended and highlighted in the updated financial statements.

Statement of Stockholders’ Equity, page F-5

8. The requested revisions have been amended and highlighted in the updated financial statements.

Note A. Summary of Significant Accounting Policies

Research and Development, page F-11 (was F-10)

9. The requested revisions have been amended and highlighted in the updated financial statements.

Net Loss Per Common Share, page F-12 (was F-11)

10. The requested revisions have been amended and highlighted in the updated financial statements.

Note C. Related Party Transactions, page F-14 (was F-13)

11. The requested revisions have been amended and highlighted in the updated financial statements.

Note E, Stockholder’s Equity, page F-15 (was F-14)

12.  The requested revisions have been amended and highlighted in the updated financial statements.

Note G - Restatements, page F-20 (was F-19)

13.  The requested revisions have been amended and highlighted in the updated financial statements.

14.  The requested revisions have been amended and highlighted in the updated financial statements.

Note I. Dividend Policy, page F-21 (was F-20)

15. The requested revisions have been amended and highlighted in the updated financial statements.

16. The requested revisions have been amended and highlighted in the updated financial statements.

17. We have noted your comment and have taken extra time to detail our responses.

Age of Financial Statements

18. We have received your comments as dated on September 5, 2008. All parties involved have focused solely on turning the latest back around to you. We have resubmitted these responses to your comments within a timeframe that has allotting several days for your return review prior to the crucial date of September 11, 2008 in order to hopefully finalize our filing. Expediting this again would be greatly appreciated as the process has been lengthy and the Company has not been able to carry out any type of other activities such as financing or production.

Accountants’ Consent

19. The requested revisions have been amended and highlighted in the updated financial statements.

Gisser Automotive Concepts, Inc
Common Stock Due for Employee Benefits, Unpaid Salary & Loans
GAC - Common Stock Issued 4-30-06 for Employee Benefits.xls

Employee or Lender	# of Preferred Shares	YE 4/30/06	Share Value (Expense)	# of Preferred shares held	X $2.00 stated value per certificate	X .05 Dividend	If no $ available div. may be taken
				by each	of incorporation		at 1/3 last share
Daryl K. Gisser	515,000			shareholder			sale price
1% annual sales							which for '06 was
Salary for 1/3 Share Price							$3.50
Deferred Salary Bonus		50,000	$175,000				div. in commone
Shares for Interest							to preferred
Deferred Loan Bonus		50,000	$175,000				holders
Shares for Loans							X 3 / $3.50
Preferred Dividend 5% for '06		44,143	$154,500
Options (See Options)
		144,143	$504,500

Nolan M. Gisser	15,000
.5% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000	$175,000
Preferred Dividend 5% for '06		1,286	$4,500
Options (See Options)
		51,286	$179,500

Herman G. Gisser	10,000
.5% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000	$175,000
Shares for Interest
Deferred Loan Bonus		50,000	$175,000
Shares for Loans
Preferred Dividend 5% for '06		857	$3,000
Options (See Options)
		100,857	$353,000

Rivkah Nachmias/KO	10,000
.2% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000	$175,000
Shares for Interest
Deferred Loan Bonus		50,000	$175,000
Shares for Loans
Preferred Dividend 5% for '06		857	$3,000
Options (See Options)
		100,857	$353,000

		397,143	$1,390,000
Board Meetings Cash & Shares ?

Preferred Dividend Calculation: Number of Preferred Shares x $2.00 (Stated Value) = (Sub Total) x .05 = (Sub Total) x 3 = (Sub Total) / Last share price = TOTAL

		YE 4/30/06
Share Bonus 4 Defr'd Loan,Sal & Divdnd		397,143
Shares for Consul / Labor
Shares for Salaries
Shares for Loans
Shares for Interest
Annual Totals		397,143
					At .01 PV
				#REF!	5500
				<-----Preferred Stock Outstanding----->

Gisser Automotive Concepts, Inc
Common Stock Due for Employee Benefits, Unpaid Salary & Loans
GAC - Common Stock Issued 4-30-07 for Employee Benefits.xls

Employee or Lender	# of Preferred Shares	YE 4/30/07	Share Value (Expense)	# of Preferred shares held	X $2.00 stated value per certificate	X .05 Dividend	If no $ available div. may be taken
				by each	of incorporation		at 1/3 last share
Daryl K. Gisser	515,000			shareholder			sale price
1% annual sales							which for '06 was
Salary for 1/3 Share Price							$3.50
Deferred Salary Bonus		50,000	$175,000				div. in commone
Shares for Interest							to preferred
Deferred Loan Bonus		50,000	$175,000				holders
Shares for Loans							X 3 / $3.50
Preferred Dividend 5% for '06		44,143	$154,500
Options (See Options)
		144,143	$504,500

Nolan M. Gisser	15,000
.5% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000	$175,000
Preferred Dividend 5% for '06		1,286	$4,500
Options (See Options)
		51,286	$179,500

Herman G. Gisser	10,000
.5% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000	$175,000
Shares for Interest
Deferred Loan Bonus		50,000	$175,000
Shares for Loans
Preferred Dividend 5% for '06		857	$3,000
Options (See Options)
		100,857	$353,000

Rivkah Nachmias/KO	10,000
.2% annual sales
Salary for 1/3 Share Price
Deferred Salary Bonus		50,000	$175,000
Shares for Interest
Deferred Loan Bonus		50,000	$175,000
Shares for Loans
Preferred Dividend 5% for '06		857	$3,000
Options (See Options)
		100,857	$353,000

		397,143	$1,390,000
Board Meetings Cash & Shares ?

Preferred Dividend Calculation: Number of Preferred Shares x $2.00 (Stated Value) = (Sub Total) x .05 = (Sub Total) x 3 = (Sub Total) / Last share price = TOTAL

		YE 4/30/07
Share Bonus 4 Defr'd Loan,Sal & Divdnd		397,143
Shares for Consul / Labor
Shares for Salaries
Shares for Loans
Shares for Interest
Annual Totals		397,143
					At .01 PV
				#REF!	5500
				<-----Preferred Stock Outstanding----->

Gisser Automotive Concepts, Inc
Common Stock Due for Employee Benefits, Unpaid Salary & Loans
GAC - Common Stock Issued 4-30-08 for Employee Benefits.xls

				Shares for
				Salary thru 4/30/07
Employee or Lender	# of Preferred Shares	YE 4/30/08	Share Value (Expense)	5/1/07 ---> 4/30/08 ALREADY PAID	# of Preferred shares held	X $2.00 stated value	X .05 Dividend	If no $ available div. may be
					by each	per certificate		taken
Daryl K. Gisser	515,000				shareholder	of incorporation		at 1/3 last share
1% annual sales								sale price
Salary for 1/3 Share Price				381,450				which for '06
Deferred Salary Bonus		50,000	$175,000					was $3.50
Shares for Interest								div. in commone
Deferred Loan Bonus		50,000	$175,000					to preferred
Shares for Loans								holders
Preferred Dividend 5% for '08		44,143	$154,500					X 3 / $3.50
Options (See Options)
		144,143	$504,500	381,450

Nolan M. Gisser	15,000
.5% annual sales
Salary for 1/3 Share Price				104,149
Deferred Salary Bonus		50,000	$175,000
Preferred Dividend 5% for '08		1,286	$4,500
Options (See Options)
		51,286	$179,500	104,149

Herman G. Gisser	10,000
.5% annual sales
Salary for 1/3 Share Price				111,625
Deferred Salary Bonus		50,000	$175,000
Shares for Interest
Deferred Loan Bonus		50,000	$175,000
Shares for Loans
Preferred Dividend 5% for '08		857	$3,000
Options (See Options)
		100,857	$353,000	111,625

Rivkah Nachmias/KO	10,000
.2% annual sales
Salary for 1/3 Share Price				207,440
Deferred Salary Bonus		50,000	$175,000
Shares for Interest
Deferred Loan Bonus		50,000	$175,000
Shares for Loans
Preferred Dividend 5% for '08		857	$3,000
Options (See Options)
		100,857	$353,000	207,440

		397,143	$1,390,000	804,665
Board Meetings Cash & Shares ?

Preferred Dividend Calculation: Number of Preferred Shares x $2.00 (Stated Value) = (Sub Total) x .05 = (Sub Total) x 3 = (Sub Total) / Last share price = TOTAL
Salary Calculation: Portion of Salary payable taken in shares x 1/3 last share sale price ($3.50)

		YE 4/30/07
Share Bonus 4 Defr'd Loan,Sal & Divdnd		397,143
Shares for Consul / Labor
Shares for Salaries - Issued Already See Stockholders Schedule 1/31/08				804,665
Shares for Loans
Shares for Interest
Annual Totals		397,143
						At .01 PV
					#REF!	5500
				<-----Preferred Stock Outstanding----->

Gisser Automotive Concepts, Inc
GAC - Common Stock Due for Employment Agreements Options as of 4/30/06

Annual Exercize Cost to Employee		YE 4/30/98	YE 4/30/99	YE 4/30/00	YE 4/30/01	YE 4/30/02	YE 4/30/03	YE 4/30/04	YE 4/30/05	YE 4/30/06
	Last Selling Price	$0.50	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$3.50

20,000 shares at $.01 par 9 yrs YE 1998-2006		20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	180,000
$1,800.00	Share Value (Expense)	$10,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$70,000	$220,000

15,000 shares at $.01 par 9 yrs YE 1998-2006		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	135,000
$1,350.00	Share Value (Expense)	$7,500	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$52,500	$165,000

10,000 shares at $.01 par 9 yrs YE 1998-2006		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	90,000
$900.00	Share Value (Expense)	$5,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$35,000	$110,000

10,000 shares at $.01 par 9 yrs YE 1998-2006		10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	90,000
$900.00	Share Value (Expense)	$5,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$35,000	$110,000

							TOTAL SHARES				495,000
						TOTAL SHARE VALUE (EXPENSE)					$605,000

Gisser Automotive Concepts, Inc
GAC - Common Stock Due for Employment Agreements Options as of 4/30/07

Employee	Annual Exercize Cost to Employee		YE 4/30/07
		Last Selling Price	$3.50
Daryl K. Gisser
Options (See Options)	20,000 shares at $.01 par for 2007		20,000	20,000
	$200.00	Share Value (Expense)	$70,000	$70,000

Nolan M. Gisser
Options (See Options)	15,000 shares at $.01 par for 2007		15,000	15,000
	$150.00	Share Value (Expense)	$52,500	$52,500

Herman G. Gisser
Options (See Options)	10,000 shares at $.01 par for 2007		10,000	10,000
	$100.00	Share Value (Expense)	$35,000	$35,000

Rivkah Nachmias/KO
Options (See Options)	10,000 shares at $.01 par for 2007		10,000	10,000
	$100.00	Share Value (Expense)	$35,000	$35,000

		TOTAL SHARES		55,000
		TOTAL SHARE VALUE (EXPENSE)		$192,500

Gisser Automotive Concepts, Inc
GAC - Common Stock Due for Employment Agreements Options as of 4/30/08

Employee	Annual Exercize Cost to Employee		YE 4/30/08
		Last Selling Price	$3.50
Daryl K. Gisser
Options (See Options)	135,000 shares at $.01 par for 2008		135,000	135,000
	$200.00	Share Value (Expense)	$472,500	$472,500

Nolan M. Gisser
Options (See Options)	67,000 shares at $.01 par for 2008		67,000	67,000
	$150.00	Share Value (Expense)	$234,500	$234,500

Herman G. Gisser
Options (See Options)	67,000 shares at $.01 par for 2008		67,000	67,000
	$100.00	Share Value (Expense)	$234,500	$234,500

Rivkah Nachmias/KO
Options (See Options)	67,000 shares at $.01 par for 2008		67,000	67,000
	$100.00	Share Value (Expense)	$234,500	$234,500

		TOTAL SHARES		336,000
		TOTAL SHARE VALUE (EXPENSE)		$1,176,000